Exhibit 99.1

1 of 16 © 2026 CLPS Inc. All rights reserved. Any unauthorized copying or distribution of this material is prohibited. Investor Presentation CLPS Incorporation NASDAQ: CLPS

2 of 16 © 2026 CLPS Inc. All rights reserved. Any unauthorized copying or distribution of this material is prohibited. Disclaimer This presentation has been prepared by CLPS Incorporation (the "Company" and together with its consolidated subsidiaries, the "Group"). The Presentation is intended for information purposes only and does not itself constitute, and should not be itself be construed as, an offer, invitation or recommendation to purchase, sell or subscribe for any securities in any jurisdiction. Please carefully read the following before continuing. By attending a meeting where this Presentation is made, or by reading the Presentation or by otherwise receiving this Presentation or the information contained herein, you will be deemed to have agreed to the following terms, conditions and limitations and acknowledged that you understand the legal and regulatory sanctions attached to the misuse, disclosure or improper circulation of the Presentation. For the purposes of this notice, "Presentation" means and includes this document and its appendices, any oral presentation given in connection with this Presentation, any question and answer session during or after such oral presentation, and any written or oral material discussed or distributed during any oral presentation meeting. This Presentation is intended to present background information about the Group, its business, and the industry in which it operates and is not intended to provide complete disclosure upon which an investment decision could be made. The analyses contained herein are not, and do not purport to be, appraisals of the assets, securities or business of the Group or any other person. Any decision as to whether to enter into any transaction should be taken solely by you. Before entering into any transaction, you should take steps to ensure that you fully understand any investment and have made an independent assessment of the appropriateness of any such investment in the light of your own objectives and circumstances, including its possible risks and benefits. All statements contained herein other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," and similar expressions are intended to identify forward looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this presentation may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward looking statements. No representation, warranty or undertaking (express or implied) is made or given by the Company, or any of its parent or subsidiary undertakings or any such person's Representatives, as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information or the opinions contained herein, for any purpose whatsoever. No liability whatsoever is accepted as to any errors, omissions or misstatements contained herein. Accordingly, neither the Company nor any of its parent or subsidiary undertakings or any such person's Representatives, accepts any liability whatsoever arising directly or indirectly from the use of this Presentation. The Company has not authorized any other person to provide any persons with any other information related to the Group, and the Company does not assume any responsibility for any information other persons may provide. You are cautioned that forward-looking statements are not guarantees of future performance and that actual results or developments may differ materially from those set forth in these forward-looking statements. Important factors that could cause actual results to differ materially from these forward-looking statements include the risks described in the "Risk Factors" section of the Company's 2025 Annual Report on Form 20-F that has been filed with the U.S. Securities and Exchange Commission. Additional assumptions, risks and uncertainties are described in our registration statements, reports and other filings with the SEC and are available at www.sec.gov.

3 of 16 © 2026 CLPS Inc. All rights reserved. Any unauthorized copying or distribution of this material is prohibited. Who We Are — A Global Digital Transformation Leader Global HQ Ottawa, Canada Shanghai, China Tokyo, Japan Hong Kong, China Dubai, UAE Odisha, India KL, Malaysia Singapore Taguig, Philippines Subsidiary Company California, USA Indonesia New York, USA Delhi, India Diverse business lines 20+ 165 11 19 10 3,500+ Global Staffs years Million USD in Revenue Service Coverage Countries* ODC for FI Countries + SAR (with entities) CLPS is at the forefront of driving digital transformation and optimizing operational efficiency across industries through innovations in artificial intelligence, cloud computing, and big data.

4 of 16 © 2026 CLPS Inc. All rights reserved. Any unauthorized copying or distribution of this material is prohibited. Our Services Digital Transformation Consulting Services for the Financial Industry Comprehensive Testing Services for Banking Systems Business Process Automation AI-RPA Consulting IT Services for the Financial Industry 01 02 03 04

5 of 16 © 2026 CLPS Inc. All rights reserved. Any unauthorized copying or distribution of this material is prohibited. Strategic Transformation — A Pivotal Turning Point Geographic Diversification • Aggressive expansion into North America, APAC (ex-China), and the Middle East. High-Value Service Evolution Operational Discipline • Pivot from traditional IT consulting to AI- powered customized solutions. • AI-driven automation, workforce optimization, and resource reallocation. Result • Reduced reliance on mainland China; established a more stable, scalable foundation. Result • Launch of Nibot AI agent; Web3-ready platform; legacy modernization wins. Result • Improved efficiency while lowering expenses; R&D redeployed to revenue-generating work.

Niche Capabilities

CLPS combines specialized legacy system expertise, intelligent automation, full-stack testing, and deep banking SME knowledge — a unique mix that few players in the region can offer at scale.

COBOL + RPG

- Modernize mainframe and IBM i (AS/400) apps
- Turn legacy systems into APIs; move step-by-step to Java/cloud
- Focus on core banking and credit card
- Largest resource size in China

AI + RPA

- Use AI + RPA + workflow to automate end-to-end tasks
- Chatbots with knowledge search, access control, and full logs
- Fits KYC/AML, regulatory reports, reconciliations - clear time/cost savings

Testing

- Full coverage: functional, performance, security, mobile, data; strong UAT
- Focus on core banking and credit card testing
- AI helps design tests and generate test data;
- TMMi 5 Certified

SME (Banking Domain)

- Deep knowledge in core banking, lending, payments, cards, regulatory reporting
- Build with compliance in mind (EAST/1104, Basel, HKMA/MAS)
- Faster from requirement to solution; smoother UAT

© 2026 CLPS Inc. All rights reserved.
Any unauthorized copying or distribution of this material is prohibited.

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7 of 16 © 2026 CLPS Inc. All rights reserved. Any unauthorized copying or distribution of this material is prohibited. Looking Ahead — Business Strategic Priorities Our roadmap for the remainder of FY2026 and beyond: Continue Global Expansion • Deepen penetration in North America and the Middle East. • Leverage our Offshore Delivery Centers for APAC growth. Scale AI & Digital Solutions • Commercialize Nibot across more financial institutions. • Win more legacy modernization projects. Drive Cross-Selling • Offer our diversified capabilities (e-commerce, education, travel tech) to existing financial clients. Invest in Talent • Expand CLPS Academy programs to new geographies. We are building a future-oriented, resilient, and profitable global technology company.

8 of 16 © 2026 CLPS Inc. All rights reserved. Any unauthorized copying or distribution of this material is prohibited. Full Fiscal Year 2025 Financial Results (Baseline) For the year ended June 30, 2025 (Audited) FY2025 FY2024 Change Revenue Outside Mainland China $42.5M $22.3M +90.5% Gross Profit $36.3M $32.9M +10.2% Gross Margin 22.1% 23.1% -1.0 pp Net Loss $(6.4)M $(1.8)M N/A Non-GAAP Net Loss $(3.8)M $1.3M N/A KEY TAKEAWAY: FY2025 was a year of investment and transition, with strong top-line growth and international expansion, preparing the ground for profitable H1 2026. $136.8M $3.1M $1.0M $1.8M $158.8M $2.8M $2.0M $0.9M FY2024 FY2025 $142.8 $164.5 +15.2% YoY (USD millions) IT Consulting Services Customized IT Solutions Academic Education Others

9 of 16 © 2026 CLPS Inc. All rights reserved. Any unauthorized copying or distribution of this material is prohibited. First Half of Fiscal Year 2026 — Return to Profitability For the six months ended December 31, 2025 (Unaudited) All comparisons vs. H1 2025 H1 FY2026 H1 FY2025 Change Total Revenue $85.1M $82.8M +2.8% Gross Profit $19.5M $19.2M +2.1% Gross Margin 23.0% 23.1% -0.1 pp Operating Income $0.6M $0.2M +300.5% Net Income $0.3M $0.2M +74.9% Net Income (Attributable to Shareholders) $0.083M $(0.39)M N/A Non-GAAP Net Income $2.1M $2.3M -9.5% KEY TAKEAWAY: The strategic transformation is delivering tangible profitability. We grew revenue, expanded operating income, and returned to positive net income.

Revenue Highlights — The Power of Diversification

By Service Line (H1 2026):

Services	Revenue	YoY Change	Driver
IT Consulting	$81.8M	+2.2%	New clients & global expansion
Customized IT Solutions	**$2.2M**	**+134.7%**	Nibot launch, AI banking modernization
Academic Education	$0.9M	-19.0%	Post-acquisition integration (CAE)

By Geography (H1 2026):

Region	Revenue	YoY Change
Outside Mainland China	**$31.0M**	**+63.1%**
- APAC (ex-China)	$26.8M	+58.7%
- **United States**	**$4.1M**	**+101.6%**
Mainland China	~$54.1M	-15.2%

CLPS Global IT Services
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11 of 16 © 2026 CLPS Inc. All rights reserved. Any unauthorized copying or distribution of this material is prohibited. Revenue Highlights — The Power of Diversification (cont.) By Operational Area (H1 2026): Area Revenue YoY Change Other Areas (diversified) $18.0M +83.6% Automotive $11.1M +21.5% E-Commerce $15.2M +1.9% Wealth Management $14.6M -5.1% Banking $26.1M -22.0%

12 of 16 © 2026 CLPS Inc. All rights reserved. Any unauthorized copying or distribution of this material is prohibited. Strong Balance Sheet & Shareholder Returns Disciplined resource allocation is directly benefiting the bottom line and cash generation. Operating Expenses (H1 2026 vs. H1 2025): Selling & Marketing Expenses (USD million) $2.5M $2.1M 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 1H25 1H26 $3.3M $2.0M 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 4.0 4.5 1H25 1H26 $14.1M $14.9M 0.0 2.5 5.0 7.5 10.0 12.5 15.0 17.5 20.0 1H25 1H26 R&D Expenses (USD million) G&A Expenses (USD million) 3.0% 2.5% 4.0% 2.4% 17.1% 17.6% As % of total net revenues • AI-driven automation and workforce optimization. • Strategic redeployment of R&D staff into revenue-generating customized IT solutions (costs reclassified to cost of revenues). Efficiency Drivers • Net cash provided by operating activities: $4.7 million. Cash Flow (H1 2026)

13 of 16 © 2026 CLPS Inc. All rights reserved. Any unauthorized copying or distribution of this material is prohibited. Strong Balance Sheet & Shareholder Returns (cont.) Balance Sheet (As of Dec. 31, 2025): Amount Cash & Cash Equivalents **$28.4M** (vs. $28.2M on June 30, 2025) Total Assets $116.4M Total Liabilities $56.2M Total Shareholders' Equity $60.2M Share Repurchase Program • Authorized by Board on February 4, 2026. • Effective: February 5, 2026 – November 4, 2026. • Up to 1,000,000 shares at prices below $2.00 per share. • Demonstrates management's belief that the stock represents a compelling value opportunity. Dividend Policy • While we have paid special cash dividends in prior years, the primary focus is on reinvesting for growth and the share repurchase program.

14 of 16 © 2026 CLPS Inc. All rights reserved. Any unauthorized copying or distribution of this material is prohibited. Fiscal Year 2026 Outlook FY2026 Guidance Total Sales Growth (vs. FY2025) Approx. 10% to 15% Non-GAAP Net Income Approx. $4.4 million to $5.0 million This guidance underscores our confidence in the momentum established in H1 2026.

15 of 16 © 2026 CLPS Inc. All rights reserved. Any unauthorized copying or distribution of this material is prohibited. Investor Highlights 01 02 04 03 05 Revenue generated from outside of Mainland China grew 63% in H1 2026 Strong balance sheet with active share repurchase program Returned to profitability in H1 2026 Management guidance of 10-15% revenue growth for FY2026 AI and customized solutions are gaining rapid traction (+134.7%) CLPS is a transformed company – more global, more innovative, and more profitable.

16 of 16 © 2026 CLPS Inc. All rights reserved. Any unauthorized copying or distribution of this material is prohibited. http://www.clpsglobal.com E-mail: ir@clpsglobal.com Hong Kong SAR (Global Headquarters) China | Singapore | Japan | Malaysia | Indonesia | USA | Canada | India | Philippines | UAE Connect with Us!